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                             August 30, 2022

       Yusheng Han
       Chief Executive Officer
       Burning Rock Biotech Ltd
       No. 5 Xingdao Ring Road North
       International Bio Island
       Guangzhou, 510005 The People's Republic of China

                                                        Re: Burning Rock
Biotech Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed August 16,
2022
                                                            File No. 333-264577

       Dear Mr. Han:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-3 filed August 16,
2022

       Cover page

   1. We note the following disclosure: "Nevertheless, cash transfers have been made to date between Burning Rock
Biotech Limited, our subsidiaries and the VIEs." Please revise here and throughout the
registration statement to make clear that such transfers have been made in one direction
only and in the direction to the VIE.
       About this Prospectus, page 1

   2. With regard to the definition of China or the PRC, please revise to clarify that legal and operational risks
associated with operating in China also apply to your operations in Hong
                                                        Kong.
 Yusheng Han
Burning Rock Biotech Ltd
August 30, 2022
Page 2
Risks Relating to Doing Business in the PRC
If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors...., page 15

3. Please update your discussion of the Holding Foreign Companies Accountable Act by
      disclosing that on August 26, 2022, the Public Company Accounting Oversight Board
      (PCAOB) signed a statement of Protocol with the China Securities
Regulatory
      Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Risks Relating to Hong Kong, page 28

4. Please revise your discussion of the principle of "one country, two systems" to clarify that
      China could determine to treat any cash located in Hong Kong as subject to the same distribution rules as Mainland China and therefore subject to the same risks.
General

5. Please ensure that you reflect revisions made in response to comments on your registration statement in future Exchange Act reports.
      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                            Sincerely,
FirstName LastNameYusheng Han
                                                            Division of
Corporation Finance
Comapany NameBurning Rock Biotech Ltd
                                                            Office of Life
Sciences
August 30, 2022 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName